FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Aug 23, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A.

Interim financial information
Six-month period ended
June 30, 2005 (Unaudited)
(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities Commission (CVM)).

Sadia S.A.

Interim financial information (Unaudited)

Six-month period ended June 30, 2005

Contents

Independent accountants' review report

Balance sheets

Income statements

Notes to the interim financial information

5 6-7 8 9 - 47

Independent accountants' review report To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.
We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the six-month period ended June 30, 2005, which comprises the balance sheets, the income statements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material changes which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

July 22, 2005 KPMG Auditores Independentes CRC 2SP014428/O-6 Adelino Dias Pinho Accountant CRC SP097869/O-6-S-SC

Sadia S.A. Balance sheets (Unaudited) June 30, 2005 and March 31, 2004 (In thousands of Reais)

	Parent company		Consolidated
Assets	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Current assets:
Cash and cash equivalent	87,598	70,446	106,638	168,623
Short-term investments	458,642	271,22	1,836,847	1,550,064
Accounts receivable from future contracts	261	268,440	23,084	279,324
Trade accounts receivable	483,317	590,738	520,602	396,251
Inventories	1,178,352	1,184,854	1,201,533	1,227,291
Recoverable taxes	174,876	171,073	179,681	193,539
Deferred tax credits	16,084	19,159	17,348	20,681
Other credits	56,760	55,834	66,580	78,908

	2,455,890	2,631,764	3,952,313	3,914,681
Noncurrent assets:
Long-term investments	76,639	364,578	76,639	364,578
Recoverable taxes	86,565	80,662	86,565	82,065
Deferred tax credits	71,428	72,782	71,428	77,378
Judicial deposits	79,224	77,621	79,330	77,785
Related parties	153,160	1,107	-	-
Other credits	26,828	29,963	27,522	31,117

	493,844	626,713	341,484	632,923
Permanent assets:
Investments	903,570	920,934	81,628	82,559
Property, plant and equipment	1,301,981	1,191,317	1,305,172	1,218,316
Deferred charges	57,548	48,710	58,203	49,413

	2,263,099	2,160,961	1,445,003	1,349,288

Total assets	5,212,833	5,419,438	5,738,800	5,897,892
See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Balance sheets (Unaudited) June 30, 2005 and March 31, 2004 (In thousands of Reais)
	Parent company		Consolidated
Liabilities and shareholders' equity	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Current liabilities:
Loans and financing	1,089,946	1,059,820	1,532,635	1,532,657
Accounts payable from future contracts	-	273,303	10,432	276,913
Trade accounts payable	558,152	621,733	569,797	643,526
Advances from customers	404,765	327,309	-	-
Salaries, social charges and accrued vacation payable	112,185	90,806	113,430	95,690
Taxes payable	24,712	21,381	27,426	26,453
Dividends payable	48,149	607	48,149	607
Employees' profit sharing	13,224	8,296	14,109	8,455
Other accounts payable	120,487	122,805	138,733	143,366
	2,371,620	2,526,060	2,454,711	2,727,667
Noncurrent liabilities:
Loans and financing	578,670	835,889	1,143,807	1,113,296
Employee benefit plan	78,002	82,576	78,002	82,576
Provision for contingencies	65,272	57,851	67,566	65,680
Deferred taxes	13,080	10,833	13,080	14,106
Related parties	117,520	-	-	-
Other accounts payable	16,474	16,800	16,451	16,787
	869,018	1,003,949	1,318,906	1,292,445
Minority interest in subsidiaries	-	-	(823)	(641)
Shareholders' equity:
Capital	1,500,000	1,000,000	1,500,000	1,000,000
Profit reserves	292,373	767,441	292,373	767,441
Treasury stock	(1,189)	(198)	(1,189)	(198)
Retained earnings	181,011	122,186	174,822	111,178
	1,972,195	1,889,429	1,966,006	1,878,421
Total liabilities and shareholders' equity	5,212,833	5,419,438	5,738,800	5,897,892
See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Income statements (Unaudited) June 30, 2005 and 2004 (In thousands of Reais, except for information on shares)

	Parent company				Consolidated
	Three months ended		Six months ended		Three months ended		Six months Ende
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Gross operating revenue:
Domestic market	980,460	864,697	1,943,042	1,702,870	980,251	866,940	1,975,474	1,707,251
Foreign market	976,925	811,489	1,764,976	1,488,884	1,064,159	907,685	1,971,515	1,706,066
	1,957,385	1,676,186	3,708,018	3,191,754	2,044,410	1,774,625	3,946,989	3,413,317
Sales deductions:
Value-added tax on sales and sales deductions	(205,823)	(196,159)	(415,465)	(375,727)	(242,468)	(230,907)	(503,189)	(448,767)
Net operating revenue	1,751,562	1,480,027	3,292,553	2,816,027	1,801,942	1,543,718	3,443,800	2,964,550
Cost of goods sold	(1,343,429)	(1,049,772)	(2,539,207)	(1,967,557)	(1,324,501)	(1,052,897)	(2,545,301)	(1,994,355)
Gross profit	408,133	430,255	753,346	848,470	477,441	490,821	898,499	970,195
	(7.696)	(6.411)	(13.215)	(13.512)	(7.383)	(7.740)	(13.860)	(23.827)
Operating income (expenses):
Selling expenses	(291,491)	(251,392)	(540,271)	(439,316)	(314,451)	(287,258)	(601,551)	(513,326)
Administrative and general expenses	(15,738)	(16,026)	(32,291)	(32,347)	(15,738)	(16,396)	(32,291)	(32,717)
Financial income (expenses), net	62,576	(27,129)	27,474	(73,021)	175,335	(126,540)	167,183	(178,229)
Other operating income/expenses - Net	(7,696)	(6,411)	(13,215)	(13,512)	(7,383)	(7,740)	(13,860)	(23,827)
Equity in income of subsidiaries	14,525	(40,376)	78,722	(30,148)	(139,531)	39,742	(135,460)	44,848
Operating income	170,309	88,921	273,765	260,126	175,673	92,629	282,520	266,944
Nonoperating income (expense)	(41)	(406)	4,147	(1,158)	(48)	(446)	4,129	(1,199)
Income before income and social contribution taxes	170,268	88,515	277,912	258,968	175,625	92,183	286,649	265,745
Current income and social contribution taxes	(22,535)	(19,163)	(22,535)	(27,801)	(23,070)	(20,324)	(23,679)	(29,977)
Deferred income and social contribution taxes	(7,999)	(2,136)	(18,389)	(36,222)	(8,257)	(2,739)	(18,887)	(37,306)
Net income	139,734	67,216	236,988	194,945	144,298	69,120	244,083	198,462
Minority interest	-	-	-	-	255	57	1,043	68
Controlling shareholder equity interest	139,734	67,216	236,988	194,945	144,553	69,177	245,126	198,53
Outstanding shares net of treasury stock (thousands)	682,476	682,696	682,476	682,696	682,476	682,696	682,476	682,696
Earnings per share - In Reais	0.20475	0.09846	0.34725	0.28555	0.21181	0.10133	0.35917	0.29080
See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Notes to the interim financial information (Unaudited) Six-month period ended June 30, 2005 (In thousands of Reais)

1 Operations

The Company’s main business activities are organized into three operational segments: breeding and slaughtering of poultry (chickens and turkeys), and swine and the industrial processing and distribution of food products (frozen and chilled), which are commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes approximately 700 products through 300 thousand sales points in the local market and exports to 100 countries distributed in Europe, Middle East, Eurasia, Asia, the Americas and third markets. The Company has 12 industrial units and 15 distribution centers located within 14 Brazilian states and the Federal District.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line, pre-sliced ready-packed products, and desserts (Miss Daisy).

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Commission - CVM.

3 Summary of the principal accounting practices

a. Income statement

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement for the period.

c.	Accounting estimates

The preparation of the financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least monthly.

d.	Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the US dollar, plus interest earned up to the date of the interim financial information.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

f.	Inventories

Inventories are stated at the lower of average cost of acquisition or production, including expenditure incurred in acquiring the inventories and bringing them to their existing location and condition, on market value.

g.	Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method of accounting, based on the respective shareholders’ equity valued at the same date and in accordance with accounting practices adopted by the Company.

The financial information of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

· Balance sheet accounts at the exchange rate at the end of the period.
· Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

h.	Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as presented in Note 11. Amortization of the formation costs of breeding stock is calculated based on the estimates for production of eggs and piglets. The depletion of forest resources is calculated based on the extraction and the average cost of the forest. Interest accrued on financing of projects for construction, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

i.	Deferred charges

Deferred charges are related to pre-operating costs incurred in the implementation of software, and are amortized on a straight-line basis over 5 years as from the beginning of operation.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

j.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

k.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

l.	Income and social contribution taxes

The income and social contribution taxes both, current and deferred, are calculated based on the effective income and social contribution tax on taxable income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including also tax loss carryforward and negative basis of social contribution.

m.	Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM’s Deliberation 371/00.

n.	Reclassifications

Management, aiming at better reflecting the accounting classification of the transactions involving breeding stock and bonuses for clients, made the following reclassifications in the quarterly information, inclusively retroactively for comparability of information:

i. Breeding stock in the amount of R$105,096 at June 30, 2005 (R$106,706 at March 31, 2005) from the inventory account to the property, plant and equipment account.

ii. Bonuses for clients in the amount of R$29,724 in the first six-month period of 2005 (R$31,987 in the first six-month period of 2004) from selling expenses to sales deductions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

o.	Supplementary Information

The statements of cash flows and added value are supplementary to the aforementioned financial information and have been included to facilitate additional analysis.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

p.	Consolidated financial information

The transactions and balances between the Parent and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated into the inventory balances at the end of each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders’ equity and the result for the period were consolidated in proportion to the percentage of ownership.

In accordance with the CVM 408/04 Instruction, the Company consolidated the interim financial information of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly owned investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to third party the administrative functions and maximizing shareholder returns. As of June 30 and March 31, 2005, these investment funds were consolidated in the Company’s financial information as they had loans collateralized by its own financial assets.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The consolidated financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

Shareholdings in % at
June 30, 2005	March 31, 2005

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Alimentos S.A.	0.01	0.01
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	99.99	99.99
Churrascaria Beijing Brazil Ltd. (*)	50.00	50.00
Concórdia Foods Ltd. (*)	50.00	50.00
Sadia UK Ltd.	100.00	100.00

Concórdia S.A. C.V.M.C.C.	99.99	99.99

Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09

Rezende Marketing e Comunicações Ltda.	99.91	99.91

Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods G.m.b.H.	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00

Só Frango Produtos Alimentícios Ltda. (**)	-	100.00
(*) Joint - Ventures
(**) Incorporated on April 29, 2005 (See note 10.)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Reconciliation of shareholders’ equity and net income of the Company to the consolidated shareholders’ equity and net income is as follows:

Net income	Shareholders' equity
	June 30, 2005	June 31, 2004	June 30, 2005	June 31, 2004

Financial information - Company	236,988	194,945	1,972,195	1,889,429

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(6,189)	(4,177)	(20,516)	(25,335)

Reversal of the elimination of unrealized result in inventories, net of taxes, resulting from intercompany operations at December 31, 2004 and 2003	14,327	7,762	14,327	14,327

Financial information - Consolidated	245,126	198,53	1,966,006	1,878,421

4 Long and short-term investments
Parent company	Consolidated
	Interest% (annual average)	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Short-term investments

Local currency
Investment funds	19.72	177,962	190,531	357,805	438,487
Austrian Bonds indexed in Reais	17.75	256,755	-	256,755	-
Treasury bills - LFT	17.47	-	36,319	-	36,319
Others	7.65	93	91	93	91

		434,810	226,941	614,653	474,897

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
Parent company	Consolidated
	Interest %(annual average)	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Foreign currency
Investment funds	8.02	-	-	1,037,052	866,375
Interest-bearing current accounts	2.80	-	-	160,744	164,394
Swap contracts		23,832	44,268	23,832	44,268
Interest change contracts		-	11	566	130
		23,832	44,279	1,222,194	1,075,167
Total short-term		458,642	271,220	1,836,847	1,550,064
Long-term investments

Local currency
Austrian Bonds indexed in Reais	17.75	-	246,657	-	246,657
Treasury bills - LFT	17.47	49,803	85,655	49,803	85,655
National Treasury Notes - NTN	12.00	24,499	23,455	24,499	23,455

		74,302	355,767	74,302	355,767
Foreign currency
Swap contracts		2,337	8,811	2,337	8,811

		2,337	8,811	2,337	8,811

Total long-term		76,639	364,578	76,639	364,578
Long-term investments as of June 30, 2005 mature as follows:

Maturity
2006	2,337
2008	49,803
2010 onwards	24,499
76,639

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The investment fund portfolio in local currency is composed principally of post-fixed Bank Deposit Certificates and investment fund shares.

The investment fund portfolio in foreign currency is composed principally of structured notes and assets indexed in Reais with post-fixed remuneration, issued by highly rated American and European banks, which are linked to equally highly rated titles of Brazilian banks and companies.

During the second quarter of 2004, Management decided to dispose of the Brazilian debt securities (Brazil Global and Brazil C Bearer Bonds), which were part of the portfolio of investment funds of its subsidiary abroad, thus reducing the exposure of the Company and its subsidiaries to the volatility of these securities, and recognized a loss of R$110,000.

5 Accounts receivable

Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Foreign:
Subsidiaries	227,005	345,078	-	-
Third-parties	171,735	126,554	440,557	274,880
Advance on export contracts	(48,046)	-	(48,046)	-

Sub-total	350,694	471,632	392,511	274,880

Domestic customers	143,166	126,361	143,174	132,573
(-) Allowance for doubtful accounts	(10,543)	(7,255)	(15,083)	(11,202)

	483,317	590,738	520,602	396,251

As a way of reducing its credit risk and financial indebtedness, the Company maintains a revolving line of credit up to the amount of US$100 million, through assignment of receivables from the Company’s exports. The cost of the operation is an average interest rate of 0,7% p.a. + LIBOR. As a form of significantly reducing credit risk (client and country), credit insurance is contracted covering 90% of the payments to the banks in case of delinquency. In June 2005, the assigned amount of outstanding receivables amounted to approximately US$ 100 million.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The Company also assigned receivables to a Credit Rights Investment Fund (FIDC) administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. This Fund has a total paid-in shareholders’ equity of R$195,000, and whose resources are allocated to the acquisition of Sadia S.A. domestic market receivables with a discounted cost equivalent to 95% of the CDI per senior quota. The receivables assigned to the fund have no recourse to the Company and the fund bears with the collection risk.

For other domestic accounts receivables, the Company has credit insurance, which guarantees compensation, in case of delinquency, of 85% to customers with pre-approved credit and of 60% to the new customers or with a credit limit below R$ 50 thousand.

6 Inventories

Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005

Finished goods and products for sale	363,497	387,594	384,413	415,516
Livestock and poultry for slaughter and sale	409,079	359,777	409,079	359,777
Raw materials	224,949	251,586	226,787	256,084
Work in process	51,909	63,868	51,909	71,401
Packaging materials	34,639	38,376	34,639	38,376
Storeroom	20,885	19,845	20,885	22,157
Products in transit	8,134	7,799	8,318	7,910
Advances to suppliers	54,785	45,643	55,028	45,704
Imports in transit	10,475	10,366	10,475	10,366

	1,178,352	1,184,854	1,201,533	1,227,291

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

7 Recoverable taxes

Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005

ICMS	112,551	87,604	113,927	108,267
COFINS	61,036	54,137	61,365	54,603
PIS	18,354	15,643	18,354	15,673
IPI	50,439	53,456	50,472	53,489
Income and social contribution taxes	19,004	40,838	22,064	43,509
Others	57	57	64	63

	261,441	251,735	266,246	275,604

Short-term portion	174,876	171,073	179,681	193,539
Long-term portion	86,565	80,662	86,565	82,065

a. Value-added tax on sales and services - ICMS
Composed of credits generated by the commercial operations of a number of the Company’s units which will be offset against debits of this tax.

b. Contributions on sales and services - PIS/COFINS
Composed of credits arising from non-cumulative collection of PIS and COFINS which will be offset against debits of these contributions and/or other federal taxes.

c. Excise tax - IPI
Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives.

d. Income and social contribution taxes
Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

8 Deferred tax asset and balances

a. Composition of deferred tax asset balances

Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005

Deferred tax asset
Temporary differences
Benefit plan	26,520	28,076	26,520	28,076
Provision for contingencies	22,192	19,669	22,972	22,331
Allowance for doubtful accounts	9,882	8,147	9,882	8,631
Provision for loss on property, plant and equipment	4,634	4,648	4,634	4,648
Employees' profit sharing	4,496	2,82	4,797	2,875
Others	2,491	1,371	2,674	2,815
Tax loss carryforwards and negative basis of social contribution	13,908	23,693	13,908	25,166
Summer Plan depreciation	3,389	3,517	3,389	3,517

Total deferred tax asset	87,512	91,941	88,776	98,059

Short-term portion	16,084	19,159	17,348	20,681
Long-term portion	71,428	72,782	71,428	77,378

Deferred tax liability:
Depreciation on rural activities	13,080	10,833	13,080	14,106

Total deferred tax liability	13,080	10,833	13,080	14,106

Net balance	74,432	81,108	75,696	83,953
b. Realization of deferred tax asset projection

Management considers that the deferred tax assets arising from the temporary differences will realize when the contingency provisions are settled and the projected obligations related to the pension plan are liquidated.

Deferred tax assets in the amount of R$13,908 arising from tax losses and negative basis of social contribution of a subsidiary abroad will be realized according to management’s estimate within a period of three years.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

9 Related party transactions and balances

Related party transactions relate principally to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Balance sheet
	June 30, 2005	March 31, 2005
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	222,783	341,638
Sadia Alimentos S.A.	1,790	884
Sadia Uruguay S.A.	440	513
Sadia Chile S.A.	1,992	2,043
	227,005	345,078
Interest on shareholders' equity
Concórdia C.V.M.C.C.	-	4,028
	-	4,028
Loans
Wellax Food Logistics C. P. A. S. U. Lda.	152,457	-
Sadia International Ltd.	(254)	(288)
Só Frango Produtos Alimentícios Ltda.	-	439
Rezende Óleo Ltda.	847	847
Concórdia S.A. CCVMCC	55	54
Rezende Marketing e Comunicação Ltda.	55	55
	153,160	1,107
Supplier
Só Frango Produtos Alimentícios Ltda.	-	5,122
	-	5,122
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(520,264)	(325,018)
Sadia International Ltd.	(2,021)	(2,291)

	(522,285)	(327,309)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Statement of Income
	June 30, 2005	March 31, 2005
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,074,010	1,032,921
Sadia International Ltd.	-	42,186
Sadia Chile S.A.	6,610	4,508
Sadia Alimentos S.A.	5,878	3,611
Sadia Uruguay S.A.	2,499	2,311
Só Frango Produtos Alimentícios Ltda.	1,318	-

	1,090,315	1,085,537

Purchase of Goods
Só Frango Produtos Alimentícios Ltda.	16,030	-

	16,030	-

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	36,486	-
Sadia International Ltd.	314	2,306

	36,800	2,306

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

10 Investments
					Investment balances
Investments	Ownership	Shareholders' equity	Net income (loss) for the period	Equity result	March 31, 2005	December 31, 2004

Sadia GmbH	100.00%	705,557	210,708	86,441	705,557	678,809
Sadia International Ltd.	100.00%	84,221	(4,180)	(15,238)	84,221	97,648
Concórdia S.A. CVMCC	99.99%	50,787	2,280	4,164	50,787	48,432
Rezende Óleo Ltda.	100.00%	1,138	(413)	(413)	1,138	1,138
Rezende Marketing e Comun. Ltda.	99.91%	(25)	(3)	(2)	-	-
Só Frango Produtos Alimentícios Ltda.	100.00%	-	5,654	5,654	-	31,018

Total in subsidiaries				80,606	841,703	857,045

Goodwill in acquisition of investments				-	60,422	62,505
Other investments				-	1,445	1,384

Total investments of the Company				80,606	903,570	920,934

Other investments of subsidiaries/affiliates				-	18,671	18,671
Investments eliminated on consolidation				(214,188)	(840,613)	(857,046)

Total consolidated investments				(133,582)	81,628	82,559

Changes of investments in the period	Shareholding result
	Write-off	Provision for losses	Operating	Non-operating
Sadia GmbH	-	-	26,748	-
Sadia International Ltd.	-	-	(13,427)	-
Concórdia S.A. CCVMCC	-	-	1,204	1,151
Só Frango Produtos Alim. Ltda.	(31,018)	-	-
Rezende Óleo Ltda.	-	-	-	-
Rezende Marketing e Com. Ltda.	-	(1)	-	-
Total	(31,018)	(1)	14,525	1,151

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The accumulated income from equity interest in the parent company is represented by an operating income of R$78,722 and a nonoperating income of R$1,884. In the consolidated statement it is represented by conversion losses in the amount of R$135,460 and a nonoperating income of R$1,878.

On January 3, 2005 the Company acquired 100% of the shares of Só Frango Produtos Alimentícios Ltda. The acquisition generated goodwill in the amount of R$ 62,505, which will be amortized within 5 years based on the expected profitability of the investment.

In the Extraordinary General Meeting held on April 29, 2005, the incorporation of the wholly owned subsidiary Só Frango Produtos Alimentícios Ltda. was approved by the shareholders of Sadia S.A., with the aim of obtaining operating and corporate benefits, amongst others, resulting in a significant economy of scale due to the decrease in expenses arising from centralizing and rationalizing administrative and operational activities.

11 Property, plant and equipment

Parent company
		Cost	Depreciation	Residual amount

	Interest (annualaverage)	June 30, 2005	June 30, 2005	June 30, 2005	March 31, 2005

Land	-	55,621	-	55,621	55,360
Buildings	4%	699,536	(318,442)	381,094	365,700
Machinery and equipment	15%	891,064	(519,992)	371,072	344,420
Facilities	10%	209,841	(116,379)	93,462	90,972
Vehicles	27%	12,073	(7,599)	4,474	4,592
Breeding stock	-	190,865	(85,770)	105,095	106,706
Forestation and reforestation	-	23,311	(7,583)	15,728	13,257
Others	-	1,693	(1,382)	311	378
Construction in progress	-	228,617	-	228,617	145,098
Advances to suppliers		46,507	-	46,507	64,834

		2,359,128	(1,057,147)	1,301,981	1,191,317

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Consolidated

		Cost	Depreciation	Net value

	Average Annual rate %	June 30, 2005	June 30, 2005	June 30, 2005	March 31, 2005

Land	-	55,725	-	55,725	55,725
Buildings	4%	700,245	(318,913)	381,332	374,687
Machinery and equipment	15%	893,497	(521,209)	372,288	359,042
Facilities	10%	210,097	(116,460)	93,637	91,806
Vehicles	27%	13,037	(7,765)	5,272	5,358
Breeding stock	-	190,865	(85,770)	105,095	106,706
Forestation and reforestation	-	23,311	(7,583)	15,728	13,257
Others	-	3,074	(2,103)	971	1,072
Construction in progress	-	228,617	-	228,617	145,691
Advances to suppliers	-	46,507	-	46,507	64,972

		2,364,975	(1,059,803)	1,305,172	1,218,316

a.	The construction in progress is mainly represented by projects related to the industrial units expansion and optimization.

b.
In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$6,767 (R$4,792 in the period ended on June 30, 2004).

c.	In this quarter the Company disposed of the old administrative center of Granja Rezende for the amount of R$17.300, generating a gain of R$165, recorded as nonoperating income.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

12 Deferred charges
Parent company
		Cost	Amortization	Residual value
	Rate %	June 30, 2005	June 30, 2005	June 30, 2005	March 31, 2005

Preoperating expenses	25	132,240	(77,702)	54,538	46,268
Product development	20	8,164	(5,363)	2,801	2,334
Others	20	349	(140)	209	108

		140,753	(83,205)	57,548	48,710

		Consolidated
		Cost	Amortization	Residual value

	Rate %	June 30, 2005	June 30, 2005	June 30, 2005	March 31, 2005

Preoperating expenses	25	133,258	(78,158)	55,100	46,796
Product development	20	8,164	(5,363)	2,801	2,334
Others	20	543	(241)	302	283
		141,965	(83,762)	58,203	49,413

The Company reviewed its assumptions for the amortization of pre-operating expenses incurred in the implementation of management software, reducing the amortization period from 5 to 4 years. This change in the amortization estimate results from the implementation of a new version of the software, which has been concluded on October, 2004. This change generated additional amortization in the first six-month period of 2004 in the amount of R$ 5,828.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

13 Loans and financing - Short-term

Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Short-term

Foreign currency
Financing of working capital obtained from financial institutions which are custodians of structured notes owned by the Company subject to LIBOR variation for 1-month deposits (3.34% in June 2005) plus interest from 0.10% to 0.20% p.a., guaranteed by its own titles	-	-	260,561	295,379

Advanced collection relating to the receivables sold, with no interest	40,498	-	210,834	95,915

Advance on export contracts subject to LIBOR variation for 6-month deposits (3.71% in June 2005) plus interest of 3.22% p.a., guaranteed by promissory notes or sureties	71,641	107,035	71,641	112,262

Credit lines for the development of foreign trade, with interest rates from 2.00% to 4.15% p.a., guaranteed by promissory notes or sureties	-	-	6,179	15,317

Currency swap contracts	14,116	5,626	14,116	5,626
Interest rate swap contracts	237	1,347	237	1,347

	126,492	114,008	563,568	525,846
Local currency
Rural credit lines and working capital loans with interest of 8.75% p.a.	159,999	158,837	159,999	163,076

Currency swap contracts	141,520	161,041	141,520	161,041

	301,519	319,878	301,519	324,117

	428,011	433,886	865,087	849,963

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Short-term portion of the long-term debt
Foreign currency
IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, of which R$76,775 is subject to interest at the rate of 8.52% p.a., and R$29,234 at 9.05% p.a., guaranteed by real estate mortgages	106,009	125,050	106,009	125,050
Export financing composed of prepayment in the amount of R$ 229,068 subject to LIBOR variation for 6-month deposits (3.71% in June 2005) and interest of 7.68% p.a. and a line focused on incentives for foreign trade activities in the amount of R$ 5,613, plus LIBOR variation for 6-month and annual interest of 5.42% p.a., guaranteed by promissory notes or sureties	229,068	265,760	234,681	322,520
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINEM in the amount of R$10,534 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$385 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.86%, guaranteed by mortgage bonds and real estate mortgage	10,919	21,979	10,919	21,979
Financing of working capital obtained from financial institutions which are custodians of structured notes owned by the Company subject to LIBOR variation for 1-month deposits (3.34% in June 2005) plus interest from 0.10% to 0.20% p.a., guaranteed by its own titles	143,510	1,141	143,510	1,141
	489,506	413,930	495,119	470,690
Local currency
BNDES (National Bank for Economic and Social Development) credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 7,635 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in June 2005) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$ 140,325 subject to TJLP and interest of 3.89% p.a. and FINEM in the amount of R$ 17,083 subject to TJLP and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages	165,043	210,113	165,043	210,113
PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties	2,790	1,384	2,790	1,384
Others	4,596	507	4,596	507
	172,429	212,004	172,429	212,004
Short-term portion of long-term debt	661,935	625,934	667,548	682,694
Total short-term	1,089,946	1,059,820	1,532,635	1,532,657

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

14 Loans and financing - Long-term

At June 30, 2005 the weighted average interest on short-term loans was 6.83% p.a. (7.47% p.a. at March 31, 2005).
Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005

Foreign currency
Export financing composed of prepayment in the amount of R$ 487,790, payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (3.71% in June 2005) plus annual interest of 7.68% p.a, and a line focused on the incentive for foreign trade in the amount of R$ 570,750, subject to LIBOR variation for 6-month deposits plus interest of 5.42% p.a., guaranteed by promissory notes or sureties.	487,790	612,506	1,058,540	946,673

Financing obtained from financial institutions which are custodians of structured notes owned by the Company, subject to LIBOR variation for 1-month deposits (3.34% in June 2005) plus interest from 0.10% to 0.20% p.a., guaranteed by its own securities	143,510	162,677	143,510	162,677

IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, of which R$76,775 is subject to interest at the rate of 8.52% p.a. and R$29,234at 9.05% p.a., guaranteed by real estate mortgages	106,009	125,050	106,009	125,050

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Parent company	Consolidated
June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
BNDES (National Bank for Economic and Social Development), payable from 2005 to 2009, composed as follows: FINEM in the amount of R$34,773 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$767 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.86% p.a. guaranteed by mortgage bonds and real estate mortgages	35,540	53,283	35,540	53,283

Currency swap contracts	6,416	3,981	6,416	3,981

	779,265	957,497	1,350,015	1,291,664
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2005 to 2008, composed as follows: FINAME in the amount of R$14,493 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in June 2005) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$202,789 subject to TJLP and interest of 3.89% p.a. and FINEM in the amount of R$45,469 subject to TJLP and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages	262,751	316,625	262,751	316,625

PESA - Special Aid for Agribusiness payable from 2005 to 2020, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties	140,991	127,008	140,991	127,008

Currency swap contracts	27,101	35,730	27,101	35,730
Others	30,497	24,963	30,497	24,963

	461,340	504,326	461,340	504,326

	1,240,605	1,461,823	1,811,355	1,795,990

Short-term portion of long-term debt	(661,935)	(625,934)	(667,548)	(682,694)

Total long-term	578,670	835,889	1,143,807	1,113,296
The noncurrent portions of financings at June 30, 2005 mature as follows:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Maturity	Parent company	Consolidated

2006	194,874	313,436
2007	72,246	72,246
2008	76,909	76,909
2009	57,055	127,567
2010 onwards	177,586	553,649

	578,670	1,143,807

The International Finance Corporation - IFC funding involves certain restrictive covenants for distribution of dividends in addition to minimum mandatory dividends when obligations, such as certain consolidated financial ratios (current liquidity, long-term and total indebtedness) are not met. At December 31, 2003, the Company did not meet the obligation in connection with consolidated long-term indebtedness ratios, reclassifying for this reason the portion of long-term debt to short-term. This condition remains the same for this period.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

15 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:
· Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
· Payment of a bonus for time of service;
· Payment of indemnification for termination of service; and
· Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

16 Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the evaluation by the Company’s legal counsel, which considered that unfavorable outcomes are likely. Whenever necessary, judicial deposits were made, on June 30, 2005 an amount of R$ 79,224 (R$ 79,330 on the consolidated) are recorded.

The Company’s management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

Parent company	Consolidated
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005

Tax proceedings	36,183	32,345	38,449	37,797
Civil proceedings	14,405	11,781	14,405	12,986
Labor proceedings	14,684	13,725	14,712	14,897

	65,272	57,851	67,566	65,680

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Tax litigation The main tax contingencies involve the following cases:

a.	Income and social contribution taxes on net income
Provision for income and social contribution taxes on net income amounting to R$6,897, recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002).

b.	State VAT (ICMS)
The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$18,174.

c.	Other tax contingencies
Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$13,378.

d.	Civil litigation
Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

e.	Labor claims
There are approximately 1,700 labor claims against the Company. These claims involve mainly the payment of overtime, and health exposure or hazard premiums, none of them involving a significant amount on an individual basis.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

17 Shareholders’ equity - Parent company

a.	Capital
Subscribed and paid-in capital is represented by the following shares with no par value, at June 30, 2005 and March 31, 2005:
	June 30, 2005	March 31, 2005

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(524,288)	(304,288)

Total outstanding shares	682,475,712	682,695,712

b.	Changes in shareholders’ equity
		Profit	Treasury	Retained
	Capital	Reserves	Stock	Earnings	Total

Balances as of December 31, 2004	1,000,000	767,441	(198)	24,932	1,792,175
Net income for the period	-	-	-	97,254	97,254

Balances as of March 31, 2005	1,000,000	767,441	(198)	122,186	1,889,429
Capital increase	500,000	(475,068)	-	(24,932)	-
Interest on shareholders' equity	-	-	-	(55,977)	(55,977)
Acquisition of shares	-	-	(991)	-	(991)
Net Income for the period	-	-	-	139,734	139,734

Balances as of June 30, 2005	1,500,000	292,373	(1,189)	181,011	1,972,195

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

c.	Treasury stock
The Company’s treasury stock consists of 524,888 preferred shares acquired for R$ 1,189 for future sale and/or use in the Plan for Granting of Purchase Options for Shares. At June 30, 2005 the market value corresponded to R$ 2,386.

d.	Market value
The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$4.55 per share at June 30, 2005 (R$4.41 at March 31, 2005). Net equity on that date was R$2.89 per share (R$2.77 at March 31, 2005).

e.	Interest on shareholders’ equity
In a meeting held on June 23, 2005, the Board of Directors of Sadia authorized payment of interest on shareholders’ equity in the amount of R$0.07718 for each common share and R$0.08490 for each preferred share, gross of income tax at source. This interest will be attributed to the shareholders as an advance and on account of the results for the year in progress, and will be computed in the calculation of the minimum obligatory dividend that is approved in the next Annual General Meeting.

18 Plan for Granting of Purchase Options for Shares

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the plan for granting of purchase options for shares was approved in its first phase for the officers of the executive committee of the Company. The plan comprises nominative preferred shares issued by the Company available in treasury and has the long-term aim of stimulating the feeling of ownership and commitment to the Company by the participants, and, thus, is in line with the shareholders’ interests.

The plan will be managed by a Management Committee, composed of the chief executive officer and the Human Resources Committee of the Board of Directors.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the date of exercising the option. The vesting period, during which the participant can exercise his/her right to purchase the shares, will be three years as from the date of granting the option. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted at June 30, 2005 is presented as follows:

			Date
Grant	Number	Price on the
date	of shares	grant date	Start	Final

06/24/05	2,200,000	4.55	06/23/08	06/23/10

19 Employees’ profit sharing

The Company concedes to its employees’ a profit sharing plan, which depends on attaining specific targets, established and agreed at the beginning of each year. This plan has been approved by the Company’s Board of Directors and it has been registered through a formal agreement with the Unions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

20 Financial result
Parent company	Consolidated
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Financial expenses
Interest	(108,996)	(114,693)	(116,952)	(183,299)
Monetary variations - Liabilities	(5,039)	(26,198)	(13,296)	(32,797)
Exchange variations - Liabilities	213,584	(100,560)	214,109	(122,935)
Others	(19,748)	(27,964)	(26,865)	(39,432)
	79,801	(269,415)	56,996	(378,463)
Financial income
Interest	46,241	81,797	115,066	86,305
Monetary variations - Assets	178	5,351	178	7,297
Exchange variations - Assets	(108,625)	99,888	(19,413)	91,131
Others	9,879	9,358	14,356	15,501
	(52,327)	196,394	110,187	200,234
	27,474	(73,021)	167,183	(178,229)
21 Income and social contribution taxes
Income and social contribution taxes were calculated at applicable rates and a reconciliation with the income and social contribution taxes expenses, is shown below:
Parent company	Consolidated
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Income before tax and profit sharing	277,912	258,968	286,649	265,745
Interest on shareholders' equity	(55,977)	(51,349)	(55,977)	(51,349)
Income before income and social contribution taxes	221,935	207,619	230,672	214,396
Income and social contribution taxes at nominal rate-34%	(75,458)	(70,590)	(78,428)	(72,895)
Adjustment to calculate the effective rate
Permanent differences:
Interest on shareholders' equity of subsidiaries	27,406	(9,872)	25,319	(10,882)
Others	5,707	2,937	9,122	2,992
Provision for income and social contribution taxes on foreign subsidiary	1,421	13,502	1,421	13,502
Income and social contribution taxes at effective rate	(40,924)	(64,023)	(42,566)	(67,283)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

22 Risk management and financial instruments

The Company’s operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the “VAR -Value at Risk”, and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. In June 30, 2005 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% of confidence rating, represents R$ 59,467 (not reviewed).

a. Exchange rate and interest risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency and by derivative financial instruments, such as rate swaps (dollar to CDI) and future market agreements, in addition to receivables in US dollars from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars and Euros), as a form of mitigating exchange rate risk. The nominal amounts of these contracts are not recorded in the financial information.

The results of the operations in the currency futures market, realized and not financially settled, and the daily adjustments of currency futures contracts of the Future and Commodities Exchange - BM&F are recorded in the financial information as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

Unearned income from contracted operations with future maturities is not recognized in the financial information. The market value of these contracts, if they were settled at June 30, 2005, would give rise to a gain of approximately R$63,980.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:
Consolidated
	June 30, 2005	March 31, 2005
Assets and liabilities in foreign currency
Cash and short-term investments	1,243,031	1,180,387
Amounts receivable from futures contracts	23,084	279,324
Trade accounts receivable	387,979	271,135
Loans and financing	(1,913,583)	(1,817,510)
Swap contracts (dollar for IDC)	315,906	477,328
Suppliers	(37,012)	(36,768)
Amounts payable for futures contracts	(10,432)	(276,913)

	8,973	76,983
(IDC = Interbank Deposit Certificate)

Consolidated hedge contracts outstanding at June 30, 2005 with their respective payment schedules are as follows:
Position	Payment schedule
Derivative contracts	June 30, 2005	2005	2006	2007	2008	2010
Currency swap contracts
Base value - R$	315,906	152,552	141,07	12,908	9,376	-
Base value - US$	114,701	55,822	51,375	4,347	3,157	-

Receivables/payables
Asset	26,169	13,664	12,505	-	-	-
Liability	(189,153)	(92,725)	(88,224)	(4,752)	(3,452)	-

Rate swap contracts
Base value - R$	621,975	222,407	-	-	-	399,568
Base value - US$	264,625	94,625	-	-	-	170

Amount receivable	566	247	-	-	-	319
Amount payable	(237)	(237)	-	-	-	-

Futures contracts - US dollars
Long position - US$	178,5	178,5	-	-	-	-
Short position - US$	396,75	396,75	-	-	-	-

Future market contracts
Receivable	23,084	23,084	-	-	-	-
Payable	(10,432)	(10,432)	-	-	-	-

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

An allowance for doubtful accounts was established for the receivable where management considers that there exists a risk of it not being received. The expenses with doubtful receivable totaled R$6,518 in the period ended June 30, 2005 (R$5,420 at June 30, 2004).

c.	Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains a risk management strategy based on its inventory policy through physical control, which includes purchases in advance in harvest periods aligned with future market operations.

d.	Estimated market values

Financial assets and liabilities are presented in the interim financial information balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The market value of the derivatives at June 30, 2005, estimated based on market price quotations for similar contracts, approximated corresponding book values. Estimated market values of financial instruments as compared to accounting balances are presented in the table below:

Consolidated
June 30, 2005
Book value	Market value
Cash and cash equivalents	106,638	106,638
Short-term investments - Local currency	688,955	688,955
Short-term investments - Foreign currency	1,224,531	1,229,416
Trade accounts receivable	535,685	535,685
Loans and financing	2,676,442	2,674,981
Suppliers	569,797	569,797
Future Contracts, net	12,652	12,652

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

e.	Financial indebtedness
Consolidated
	June 30, 2005			March 31, 2005

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Assets
Cash and cash equivalents	88,138	18,5	106,638	72,214	96,409	168,623
Short-term investments	614,653	1,222,194	1,836,847	474,897	1,075,167	1,550,064
Accounts receivable from future contracts	-	23,084	23,084	-	279,324	279,324

Total current assets	702,791	1,263,778	1,966,569	547,111	1,450,900	1,998,011

Long-term investments	74,302	2,337	76,639	355,767	8,811	364,578

Total Financial Assets	777,093	1,266,115	2,043,208	902,878	1,459,711	2,362,589

Liabilities
Short-term financing	473,948	1,058,687	1,532,635	536,121	996,536	1,532,657
Accounts payable from future contracts	-	10,432	10,432	-	276,913	276,913
Swap contracts - short-term	253,557	(253,557)	-	374,672	(374,672)	-

Total current liabilities	727,505	815,562	1,543,067	910,793	898,777	1,809,570

Long-term Financing	288,911	854,896	1,143,807	292,322	820,974	1,113,296
Swap contracts - long-term	62,349	(62,349)	-	102,656	(102,656)	-

Total noncurrent liabilities	351,26	792,547	1,143,807	394,978	718,318	1,113,296

Total Financial liabilities	1,078,765	1,608,109	2,686,874	1,305,771	1,617,095	2,922,866
Financial indebtness, net	(301,672)	(341,994)	(643,666)	(402,893)	(157,384)	(560,277)

23 Insurance (not reviewed)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

24 Private pension plan

a.	Defined contribution plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At June 30, 2005 and 2004, the parent company contributions totaled R$ 1,012 and R$970 respectively, and the consolidated contributions, R$1,039 and R$986, respectively.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At June 30, 2005 the Foundation had a total of 22,871 participants (23,585 on March 31, 2005), of which 19,418 were active participants (20,159 on March 31, 2005).

b.	Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1,5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at June 30, 2005 and 2004 totaled R$1,071 and R$594 respectively. As of June 30, 2005 this plan had 12,089 participants (12,402 in March 31, 2005).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

25 Additional information

The statements of cash flow and added value are presented as additional information to the financial information. As a result of the reclassification of the breeding stock, described in Note 3 n., the statements of cash flows and added value as of June 30, 2004, were adjusted in order to reflect this reclassification and maintain comparability with the information as of June 30, 2005.

a.	Statement of cash flow

The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions established in NPC 20 of the Brazilian Institute of Independent Auditors (IBRACON).

Parent company	Consolidated
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Net income for the period	236,988	194,945	245,126	198,530

Adjustments to reconcile net income to cash generated by operating activities:
Variation in minority interest	-	-	1,043	68
Accrued interest, net of paid interest	(107,913)	77,742	(144,454)	100,390
Depreciation, amortization and depletion allowances	88,601	91,778	88,861	92,121
Equity in income of subsidiaries	(80,606)	29,036	133,582	(45,960)
Deferred taxes	17,067	36,221	18,446	37,306
Contingencies	8,411	2,519	8,582	2,669
Disposal of permanent assets	1,578	803	1,578	798

Variation in operating assets and liabilities:
Trade notes receivable	209,54	35,985	(170,997)	114,984
Inventories	(153,227)	(189,229)	(136,862)	(234,204)
Recoverable taxes and others	(177,334)	(22,885)	(191,322)	23,421
Judicial deposits	(2,126)	280	(2,126)	280
Suppliers	75,813	124,331	82,143	120,485
Advances from customers	383,294	(3,842)	-	-
Taxes payable, salaries payable and others	(4,355)	(116,873)	(7,912)	(68,836)

Sadia S.A.

Parent company	Consolidated
June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Net cash generated by operating activities	495,731	260,811	(74,312)	342,052

Investment activities:
Funds from the sale of permanent assets	1,267	1,142	1,267	1,200
Investments in subsidiaries	(25,363)	(708)	-	-
Purchase of property, plant and equipment	(286,111)	(148,431)	(288,247)	(105,993)
Portion in the acquisition of a subsidiary, net of cash	(26,807)	-	(26,807)	-
Short-term investments	(264,050)	(681,589)	(867,305)	(1,583,957)
Redemption of investments	242,041	541,577	1,014,352	1,466,390

Net cash from investment activities	(359,023)	(288,009)	(166,740)	(222,360)

Loans:
Loans received	421,372	822,016	1,103,407	988,320
Loans repaid	(471,534)	(509,845)	(828,099)	(804,720)
Dividends paid	(82,227)	(87,671)	(82,227)	(87,671)
Purchase of treasury shares	(991)	-	(991)	-
	(133,380)	224,5	192,09	95,929

Net cash from loans
Cash at beginning of year	84,27	91,13	155,600	230,403
Cash at end of year	87,598	288,432	106,638	446,024
Net increase (decrease) in cash	3,328	197,302	(48,962)	215,621

b.	Statement of consolidated added value

The statement of added value presents generation and distribution of revenues as presented in the statement of income for the period. Said revenues were basically distributed among human resources, third-party capital, government and shareholders.

Sadia S.A.

The statement of added-value was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of São Paulo.

Consolidated
January to June
	June 30, 2005	June 30, 2004

Revenues/Income	3,880,079	3,605,563

Revenues generated by operations	3,900,973	3,359,231

Sale of products, goods and services	3,900,973	3,359,231

Income from third parties	(20,894)	246,332

Other operating results	249	2,448
Financial income	110,187	200,234
Equity in earnings of subsidiaries	(133,582)	45,96
Other nonoperating results	2,252	(2,310)

Raw materials acquired from third parties	(1,968,807)	(1,513,131)

Services rendered by third parties	(681,233)	(575,563)

Added value to be distributed	1,230,039	1,516,869

Distribution of added value:
Human resources	447,019	379,614
Interest on third-party capital	(73,352)	362,850
Government	516,911	478,402
Shareholders (Dividends)	55,977	51,349

Retention:	283,484	244,654

Depreciation/Amortization/Depletion	88,861	92,121
Retained profits	188,105	147,113
Others	6,518	5,420

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana D´Ávila
Member

Osório Henrique Furlan
Member

Alcides Lopes Tápias
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

Marise Pereira Fontana Cipriani
Member

Norberto Fatio
Member

Romano Ancelmo Fontana Filho
Member

Sérgio Fontana dos Reis
Member

Vicente Falconi Campos
Member

Sadia S.A.

Officers
Gilberto Tomazoni
Chief Executive Officer

Luiz Gonzaga Murat Júnior	Ernest Sícoli Petty
Chief Financial Officer and Investor Relations Director	Supply Director

Cláudio Lemos Pinheiro	Flávio Luís Fávero
Administrative and Controllership Director	Industrialized Production Director

Flávio Riffel Schmidt	Gilberto Meirelles Xandó Baptista
Information Technology Director	Internal Market Commercial Director

Alfredo Felipe da Luz Sobrinho	Guilhermo Henderson Larrobla
Institutional and Legal Relations Director	International Sales Director

Adilson Serrano Silva	José Augusto Lima de Sá
Human Resources and Management Director	International Relationships Director

Alexandre de Campos	Paulo Francisco Alexandre Striker
International Sales Director	Logistics Director

Antonio Paulo Lazzaretti	Roberto Banfi
Technology and Quality Guarantee Director	International Sales Director

Ricardo Fernando Thomas Fernandes	Valmor Savoldi
Grain Purchase Director	Planning, Logistics and Supplies Director

Sérgio Carvalho Mandin Fonseca	Ronaldo Korbag Muller
National Sales Director	Poultry Production Director

* * *

Jairo Aldir Wurlitzer	Giovanni F. Lipari
Accounting Manager	Accountant
CRC/SC 13.937	CRC 1SP201389/0-7